UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0515 Expires: April 30, 2008 Estimated average burden hours per response. . 43.5
Washington, D.C. 20549
SCHEDULE TO

Tender offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.      )

Sport-Haley, Inc.

(Name of Subject Company (issuer) and Name of Filing Person (offeror))

Common Stock, No Par Value

(Title of Class of Securities)

848925103

(CUSIP Number of Class of Securities)

Patrick W. Hurley
Chief Financial Officer, Corporate Secretary
and Treasurer
Sport-Haley, Inc.
4600 E. 48th Avenue
Denver, CO  80216-3215
(303) 320-8800

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy To:

Steven W. McDonald, Esq.
Berliner McDonald P.C.
5670 Greenwood Plaza Blvd., Suite 418
Greenwood Village, Colorado  80111-2408
(303) 830-1700

CALCULATION OF FILING FEE

Transaction value*	Amount of Filing Fee**
$2,501,600	$267.67

*                                         Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 472,000 shares of common stock at the maximum tender offer price of $5.30 per share.

**                                  The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Form or Registration No.:
Filing Party:	Date Filed:

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒           issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by Sport-Haley, Inc., a Colorado corporation (the “Company”), to purchase up to 472,000 shares of its common stock, no par value, at a price not greater than $5.30 nor less than $4.80 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 3, 2007 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B).  This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2)  under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.                                   Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.                                   Subject Company Information.

(a)                                  Name and address.  The name of the issuer is Sport-Haley, Inc. and the address of its principal executive offices is 4600 E. 48th Avenue, Denver, CO  80216-3215.  The telephone number of its principal executive offices is (303) 320-8800.

(b)                               Securities.  The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c)                                  Trading market and price.  The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares”) is incorporated herein by reference.

Item 3.                                   Identity and Background of Filing Person.

(a)                                  Name and address.  The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.                                   Terms of the Transaction.

(a)                                  Material terms.  The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•                  “Summary Term Sheet”;

•                  “Introduction”;

•                  Section 1 (“Number of Shares; Price; Priority of Purchase; Expiration Time”);

•                  Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);

•                  Section 3 (“Procedures for Tendering Shares”);

•                  Section 4 (“Withdrawal Rights”);

•                  Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•                  Section 6 (“Conditional Tender of Shares”);

•                  Section 7 (“Conditions of the Tender Offer”);

•                  Section 9 (“Source and Amount of Funds”);

•                  Section 10 (“Information About Sport-Haley, Inc.”);

•                  Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•                  Section 14 (“United States Federal Income Tax Consequences”); and

•                  Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

(b)                                 Purchases.  The information set forth under “Introduction” in the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.                                   Past Contacts, Transactions, Negotiations and Agreements.

(e)                                  Agreements involving the subject company’s securities.  The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6.                                   Purposes of the Transaction and Plans or Proposals.

(a)                                  Purposes.  The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

(b)                                 Use of securities acquired.  The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

(c)                                  Plans.  The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

Item 7.                                   Source and Amount of Funds or Other Consideration.

(a)                                  Source of funds.  The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(b)                               Conditions.  The information set forth in the Offer to Purchase under Section 7 (“Conditions of the Tender Offer”) is incorporated herein by reference.

(c)                                Borrowed funds.  Not applicable.

Item 8.                                   Interest in Securities of the Subject Company.

(a)                                  Securities Ownership.  The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(b)                                 Securities transactions.  The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.                                   Persons/Assets, Retained, Employed, Compensated or Used.

(a)                                  Solicitations or recommendations.  The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.

Item 10.                            Financial Statements.

Not applicable.

Item 11.                            Additional Information.

(a)                                  Agreements, regulatory requirements and legal proceedings.  The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 10 (“Information about World Air Holdings, Inc.”), Section 12 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”), and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.  No material legal proceedings relating to the Tender Offer are pending.

(b)                                 Other material information.  The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.                            Exhibits.

(a)(1)(A)*	Offer to Purchase, dated January 3, 2007
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other

Nominees, dated January 3, 2007
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 3, 2007
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)*	Press Release dated January 3, 2007 Announcing Commencement of the Tender Offer
(b)	Not applicable
(d)(1)	1993 Amended and Restated Stock Option Plan, effective March 1993, as amended (incorporated by reference from Sport-Haley, Inc.’s Form 10-QSB filed on May 12, 1997 (File No. 33-74876-D))
(g)	Not applicable
(h)	Not applicable

* Filed herewith.

Item 13.                            Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPORT-HALEY, INC.

/s/ Donald W. Jewell
Donald W. Jewell
Chief Executive Officer and President

Date: January 3, 2007

Exhibit Index

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase, dated January 3, 2007
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 3, 2007
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 3, 2007
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)*	Press Release dated January 3, 2007 Announcing Commencement of the Tender Offer
(b)	Not applicable
(d)(1)	1993 Amended and Restated Stock Option Plan, effective March 1993, as amended (incorporated by reference from Sport-Haley, Inc.’s Form 10-QSB filed on May 12, 1997 (File No. 33-74876-D))
(g)	Not applicable
(h)	Not applicable

* Filed herewith.